**MATERIALS PUBLISHED ON
WWW.MAKEUSSTEELGREATAGAIN.COM
March 10, 2025**



DISCLAIMER

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ancora Catalyst Institutional, LP ("Ancora Catalyst Institutional"), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Ancora Catalyst Institutional's slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of United States Steel Corporation, a Delaware corporation (the "Company").

ANCORA CATALYST INSTITUTIONAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BEAVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OFTHE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Ancora Catalyst Institutional, Ancora Bellator Fund, LP ("Ancora Bellator"), Ancora Catalyst, LP ("Ancora Catalyst"), Ancora Merlin Institutional, LP("Ancora Merlin Institutional"), Ancora Merlin, LP ("Ancora Merlin"), Ancora Impact Fund LP Series CC ("Ancora Impact CC"), Ancora Impact Fund LP Series DD ("Ancora Impact DD"), Ancora Alternatives LLC, ("Ancora Alternatives"), Ancora Holdings Group, LLC ("Ancora Holdings"), Fredrick D. DiSanto, Jamie Boychuk, Robert P. Fisher, Jr., Dr. James K. Hayes, Alan Kestenbaum, Roger K. Newport, Shelley Y. Simms, Peter T. Thomas, and David J. Urban.

As of the date hereof, Ancora Catalyst Institutional directly beneficially owns 302,596 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, 100 shares of which are held in record name. As of the date hereof, Ancora Bellator directly beneficially owns 162,831 shares of Common Stock. As of the date hereof, Ancora Catalyst directly beneficially owns 32,719shares of Common Stock. As of the date hereof, Ancora Merlin Institutional directly beneficially owns 305,487 shares of Common Stock. As of the date hereof, Ancora Merlin directly beneficially owns 31,290 shares of Common Stock. As of the date hereof, Ancora Impact CC directly beneficially owns 271,507shares of Common Stock. As of the date hereof, Ancora Impact DD directly beneficially owns 149,731 shares of Common Stock. As of the date hereof, Mr. Kestenbaum directly beneficially owns 500,000 shares of Common Stock. As the investment advisor and general partner to each of Ancora Catalyst Institutional, Ancora Bellator, Ancora Catalyst, Ancora Merlin Institutional, Ancora Merlin, Ancora Impact CC, Ancora Impact DD and certain separately managed accounts (the "Ancora Alternatives SMAs"), Ancora Alternatives may be deemed to beneficially own the 302,596 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 32,719 shares of Common Stock beneficially owned directly by Ancora Catalyst, 162,831 shares of Common Stock beneficially owned directly by Ancora Bellator, 305,487 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 31,290 shares of Common Stock beneficially owned directly by Ancora Merlin, 271,507 shares of Common Stock beneficially owned directly by Ancora Impact CC, 139,731 shares of Common Stock beneficially owned directly by Ancora Impact DD and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As the sole member of Ancora Alternatives, Ancora Holdings may be deemed to beneficially own the 302,596 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 32,719 shares of Common Stock beneficially owned directly by Ancora Catalyst, 162,831 shares of Common Stock beneficially owned directly by Ancora Bellator, 305,487 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 31,290 shares of Common Stock beneficially owned directly by Ancora Merlin, 271,507 shares of Common Stock beneficially owned directly by Ancora Impact CC, 139,731 shares of Common Stock beneficially owned directly by Ancora Impact DD and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As the Chairman and Chief Executive Officer of Ancora Holdings, Mr. DiSanto may be deemed to beneficially own the 302,596 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 32,719 shares of Common Stock beneficially owned directly by Ancora Catalyst, 162,831 shares of Common Stock beneficially owned directly by Ancora Bellator, 305,487 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 31,290shares of Common Stock beneficially owned directly by Ancora Merlin, 271,507shares of Common Stock beneficially owned directly by Ancora Impact CC, 139,731shares of Common Stock beneficially owned directly by Ancora Impact DD and137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As of the date hereof, Messrs. Boychuk, Fisher, Newport, Thomas, and Urban, Dr. Hayes and Ms. Simms do not beneficially own any shares of Common Stock.

STAY UPDATED

Enter your name and email address to receive important updates:

Name

Full Name

Email Address *

Enter Your Email

Feedback for U.S. Steel

(Optional)

SUBMIT

For Investors

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills
212-257-1311
info@saratogaproxy.com

For Media Inquiries

Longacre Square Partners
Charlotte Kiaie / Ashley Areopagita
646-386-0091
ckiaie@longacresquare.com
aareopagita@longacresquare.com





Home
Resources

Privacy Policy
Terms & Conditions
Disclaimer

Edit site